

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 1, 2006

By Facsimile and U.S. Mail

Mr. William D. Perez
Chief Executive Officer
WM.Wrigley Jr. Company
410 North Michigan Avenue
Chicago, IL 60611

> **Re: WM.Wrigley Jr. Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 16, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Filed August 9, 2006**
> **File No. 001-00800**

Dear Mr. Perez:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibit 13 2005 Annual Report to Stockholders of the Registrant

Consolidated Statements of Earnings, page 37

1.   Please revise the other income line item to present other income and other
        (expense) as separate line items. Also, tell us and disclose in a footnote in table
        format the components and related amounts included in the revised other income
        and other expense line items for each period your statement of operations is
        presented. Refer to Rule 5-03 (b)(7) and (9) of Regulation S-X.

Consolidated Statement of Cash Flows, page 40

2.   We note that you report cash payments associated with your common stock
        purchased net of the cash receipts from options exercised for all periods
        presented. It appears that you may need to report these amounts gross. Refer to
        paragraph 11 of SFAS 95. Please revise or advise.

Consolidated Statement of Stockholders' Equity, page 41

3.   We note your disclosure that foreign currencies, across all regions, strengthened
        relative to a weaker US Dollar in 2005 which implies that ending exchange rates
        were greater than rates at the beginning of the period and the average for the
        period. Absent certain events or transactions, we would expect that the net assets
        of your foreign entities, whose functional currency is the local currency, would
        translate into a greater amount of net assets in US dollar terms relative to the
        amounts at the beginning of the year. Such a scenario would result in a period
        gain to your cumulative translation adjustment account rather than the $72.6
        million loss for the year ended December 31, 2005. Please advise.

Summary of Significant Accounting Policies, page 42

Foreign Currency Translation, page 43

4.   Please tell us and disclose in future filings the net amount of gains or losses
        included in the cumulative translation adjustment with respect to instruments
        designated and qualified as hedges of your net investment in a foreign operation.
        Refer to paragraph 45(c) of SFAS 133.

Earnings per Share, page 44

5.   Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Long-term Debt, page 46

6.   We note that in anticipation of issuing $1 billion of senior notes, you entered into various swap rate lock hedging agreements to mitigate the financial impacts of interest rate fluctuations prior to the pricing date of the senior notes. The hedging agreements were designated as cash flow hedges and accordingly the change in the hedge's fair value was recorded in accumulated other comprehensive income. The agreements matured in July 2005 and you settled for a loss of $11.4 million. This loss is being amortized over the life of the senior notes. It appears that the effective portion of the loss on the rate lock agreements should be reported as a component of other comprehensive income and reclassified into earnings in the same periods which the hedged transaction affects earnings. We note that you are amortizing the $11.4 million loss over the lives of the senior notes. Please tell us in which account you have classified the unamortized loss. If the unamortized loss is recorded in an account other than accumulated other comprehensive income, please revise or advise.

Restructuring, page 50

7.   Please provide detailed disclosures and quantify the expected effects of the restructuring plans on future earnings and cash flows, as well as the actual savings achieved in later periods. Significant variances between anticipated and actual savings should be disclosed and the reasons for these variances discussed. We note no detailed disclosure in your current filings regarding the actual impact of your restructuring on subsequent operating results. Please revise your disclosure accordingly. Refer to SAB Topic 5P.

Exhibits 31(I) and 31(II) Rule 13a-14(a)/15d-14(a) Certification

8.   Please confirm that the inclusion of your Chief Executive Officer's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to their titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarterly period ended June 30, 2006

Note 4. Acquisition, page 5

9.   We note that you allocated a significant portion of the purchase price to acquire certain assets of Kraft Foods to intangible assets with an indefinite life. Please tell us in more detail what intangible assets, both finite and indefinite, you recognized and the period of amortization for the specific definite lived intangible. In cases of indefinite lived intangibles, tell us in more detail why you believe that the intangible has an indefinite life. Please also tell us how you determined the fair value of the intangible assets that you recognized.

10.   We note your disclosure in Exhibit 99.2 to the Form 8-K filed on July 1, 2005 where you indicate that $1.46 billion to purchase certain assets of Kraft Foods will be offset in part by $300 million in cash tax benefits associated with the amortization of intangible assets. Please indicate the manner in which you expect to realize such cash tax benefits. In addition, please provide us a summary of any deferred taxes related to differences between the assigned values and the tax bases of the assets and liabilities recognized in this acquisition.

Note 7. Stock-Based Compensation, page 8

11.   We note that you recorded total pre-tax stock-based compensation of $24.3 million for the six months ended June 30, 2006. Please supplementally confirm to us that all stock-based compensation expenses that relate to cost of sales are presented within cost of sales and reflected within gross margins.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief